■ EXHIBIT 99.1
ADDITION OF AN AFFILIATED COMPANY
1.	Company to be affiliated of

- Company Name	:	Zhangjiagang Pohang Refractories.,Ltd
- Total Assets(KRW)	:	2,166 Million
- Equity Capital(KRW)	:	2,166 Million
- Capital Stock (KRW)	:	2,166 Million
- Major business	:	Manufacturing and Sales of blast furnaces and refractories brick
2.	Name of company group: POSCO

3.	Reasons for addition : Establishment of Overseas Office (China)

4.	Ownership of Major shareholders after addition : POSREC 50%(POSCO owned 60% POSREC’s Common Stock), Chosun Refractories 50%

5.	Total number of affiliated companies after additional affiliation : 52

6.	Date when addition is confirmed : July 28, 2005
- Total Assets, Equity Capital and Capital Stock converted into KRW at the rate of1031.20 KRW/USD